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Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	18:19 01-Nov-06
Number	4125L

Tesco PLC – Transaction in Own Shares

Tesco PLC announces that, on 1 November 2006, it purchased from Credit Suisse Securities (Europe) Limited 2,380,000 ordinary shares at an average price of 396.9 pence per share. The purchased shares will be cancelled.

Contact: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Waltham Cross
Hertfordshire
EN8 9SL

Tel: 01992 633 222



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Regulatory Announcement

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Company	Tesco PLC
TIDM	TSCO
Headline	Doc re. Div Reinvestment Plan
Released	16:10 01-Nov-06
Number	3965L

RNS Number:3965L
Tesco PLC
01 November 2006

1 November 2006

Tesco PLC

SHAREHOLDER CIRCULAR

A circular was posted to shareholders on 1 November 2006. This circular contains details of the offer of a Dividend Reinvestment Plan in respect of the 2006 interim dividend available to shareholders who were on the register on the record date of 13 October 2006.

A copy of the circular has been sent to the UK Listing Authority and will shortly be available for inspection at its Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Telephone number 020 7066 1000

Details can also be viewed on the Company's website at www.tesco.com/corporate

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Tel: 01992 632222

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	16:49 26-Oct-06
Number	1180L

26 October 2006

Tesco PLC

Transaction in Own Shares

Tesco PLC announces that, on 26 October 2006, it purchased from Shore Capital Stockbrokers Limited 2,225,000 ordinary shares at an average price of 400.1843 pence per share. The purchased shares will be cancelled.

Contact: J Lloyd
Deputy Secretary
Tesco PLC
Delmare Road
Cheshunt
Waltham Cross
Hertfordshire
EN8 9SL

Tel: 01992 644 608

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Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	16:00 24-Oct-06
Number	9590K

RNS Number:9590K
Tesco PLC
24 October 2006

24th October 2006

SHAREHOLDINGS OF DIRECTORS AND PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1. Tesco PLC has today been notified that on 20th October 2006 the Trustees of the Plan purchased Ordinary Shares of 5 pence each in the Company at a price of 3.8775p on behalf of the directors and persons discharging managerial responsibilities ('PDMRs') listed below:

Director / PDMR	Number of shares
R W Brasher	28
P A Clarke	28
A Higginson	28
T P Leahy	28
T J R Mason	28
D T Potts	28
L Neville-Rolfe	28

2. The Trustees transferred 432,534 Ordinary Shares of 5 pence each from Lloyds TSB Registrars Corporate Nominee Limited AESOP1 (allocated shares) to Lloyds TSB Registrars Corporate Nominee Limited AESOP 2 (unallocated shares). The transfer was made following the forfeiture of shares, under the rules of the Plan, by participants who have left the group since the last purchase. The Directors above, together with 150,000 other employees, are potential participants in the Plan and are to be treated as interested in the 1,186,083 shares held by Lloyds TSB Registrars Corporate Nominee Ltd AESOP2 (unallocated shares).

This announcement is made in accordance with the requirements of DR 3.1.4 R(1) (a) and DR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 644608

Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	14:40 24-Oct-06
Number	9599K

Tesco PLC
20 October 2006

Tesco PLC
Tesco PLC – Transaction in Own Shares

The following replaces the Transaction in Own Shares announcement released on the 23rd of October: RNS No: 8503K

Please note that the previous announcement on 23 October 2006 incorrectly stated that the share purchase price was 388.8069 pence per share. The correct price was 388.7535 pence per share. The full amended text appears below.

Tesco PLC announces that on the 20th of October 2006 it purchased from Goldman Sachs International 1,735,000 ordinary shares at an average price of 388.7535 pence per share. The purchased shares will be cancelled

Contact: J Lloyd
Deputy Secretary
Tesco PLC
Delmare Road
Cheshunt
Waltham Cross
Hertfordshire
EN8 9SL
Tel: 01992644608

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Regulatory Announcement

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Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	17:27 19-Oct-06
Number	7601K

Tesco PLC
19 October 2006

Tesco PLC
Tesco PLC – Transaction in Own Shares

Tesco PLC announces that on the 19th of October 2006 it purchased from Goldman Sachs International 2,100,000 ordinary shares at an average price of 388.6235 pence per share. The purchased shares will be cancelled

Contact: J Lloyd
Deputy Secretary
Tesco PLC
Delmare Road
Cheshunt
Waltham Cross
Hertfordshire
EN8 9SL
Tel: 01992644608

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Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	07:00 18-Oct-06
Number	6241K

Tesco PLC
17 October 2006

Tesco PLC
Tesco PLC – Transaction in Own Shares

Tesco PLC announces that on the 17th of October 2006 it purchased from Goldman Sachs International 1,240,000 ordinary shares at an average price of 383.5489 pence per share. The purchased shares will be cancelled.

Contact:J Lloyd
Deputy Secretary
Tesco PLC
Delmare Road
Cheshunt
Waltham Cross
Hertfordshire
EN8 9SL
Tel: 01992644608

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Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	17:06 13-Oct-06
Number	4772K

Tesco PLC announces that on 13 October 2006 it purchased from JPMorgan Cazenove 2,400,000 ordinary shares at an average price of 381.3514 pence per share. The purchased shares will be cancelled.

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Regulatory Announcement

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Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	16:55 11-Oct-06
Number	3367K

Tesco PLC announces that on 11 October 2006 it purchased from JPMorgan Cazenove 2,500,000 ordinary shares at an average price of 384.6 pence per share. The purchased shares will be cancelled.

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